November 10, 2009


John Archfield
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549

Re:  October 16, 2009 Letter from the Commission to Stratus Media Group Inc.
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Mr. Archfield:

This letter is to confirm the recent conversation you had with John Moynahan. Given the quarterly reporting cycle, business travel requirements and Thanksgiving week, we are requesting an extension to Friday, December 4, 2009 for a reply to the above letter.

Sincerely,

/s/ Paul Feller
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Paul Feller
Principal Executive Officer